As filed with the Securities and Exchange Commission on February 19, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CatchMark Timber Trust, Inc.

(Name of Subject Company)

CatchMark Timber Trust, Inc.

(Name of Person(s) Filing Statement)

Class A Common Stock

Class B-1 Common Stock

Class B-2 Common Stock

Class B-3 Common Stock

(Title of Class of Securities)

14912Y 202, Class A

14912Y 301, Class B-1

14912Y 400, Class B-2

14912Y 509, Class B-3

(CUSIP Number of Class of Securities)

Brian M. Davis

Senior Vice President and Chief Financial Officer

6200 The Corners Parkway

Norcross, Georgia 30092

(770) 243-8641

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Rosemarie A. Thurston

Lesley H. Solomon

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company is CatchMark Timber Trust, Inc., a Maryland corporation (the “Company”). The address and telephone number of the principal executive offices of the Company are 6200 The Corners Parkway, Norcross, Georgia 30092, (770) 243-8641.

(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s Common Stock (Class A, Class B-1, Class B-2 and Class B-3) (collectively, the “Shares”). As of February 12, 2014, there were 15,479,329, 3,164,483, 3,164,483 and 3,164,483 shares outstanding of Class A, Class B-1, Class B-2 and Class B-3 common stock, respectively.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person. The name, address and telephone number of the Company are set forth in Item 1(a) above.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by CMG Partners, LLC; CMG Legacy Income Fund, LLC; CMG Income Fund II, LLC; CMG Legacy Growth Fund, LLC; and CMG Acquisition Co., LLC (together, “CMG”) to purchase up to 800,000 Class A Shares, 200,000 Class B-1 Shares, 200,000 Class B-2 Shares and 200,000 Class B-3 Shares at a purchase price equal to $12.00, $10.00, $8.50 and $7.00 per share, respectively, subject to the conditions set forth in the Offer to Purchase dated February 18, 2014 (the “Offer to Purchase”) and the related Agreement of Assignment and Transfer Form (together with the Offer to Purchase, the “CMG Offer”), as set forth in CMG’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2014 (the “Schedule TO”).

According to the Schedule TO, the address and principal executive offices of CMG are 12828 Northup Way, Suite 110, Bellevue, Washington, 98005, and its telephone number is (425) 376-0693.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Compensation of Executive Officers

Prior to the Company’s transition to self-management, the Company did not employ and did not pay any compensation to any of the executive officers and did not have any employees. The Company was previously externally advised and managed by Wells Timberland Management Organization, LLC, a wholly owned subsidiary of Wells Capital, Inc. Effective October 25, 2013, the Company has employed the following executive officers, who are the Company’s “named executive officers,” or NEOs:

•	Jerry Barag, Chief Executive Officer and President;

•	John F. Rasor, Chief Operating Officer and Secretary; and

•	Brian M. Davis, Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary.

The Compensation Committee retained FPL Associates L.P. as its compensation consultant to, among other things, (1) assist in developing compensation objectives for the NEOs, other officers and independent directors; (2) analyze trends in compensation in the marketplace generally and among the Company’s peers specifically; and (3) recommend the components and amounts of compensation for the executive officers, Chairman of the Board and independent directors. The Compensation Committee, based on recommendations of the compensation consultant and discussions with management, has determined the initial compensation levels for the executive officers, including the NEOs, Chairman of the Board and independent directors that are intended to reward such individuals while closely aligning their interests with those of the Company’s stockholders.

Executive Compensation Arrangements

Employment Agreements. On October 30, 2013, the Company entered into an employment agreement with each of Messrs. Barag, Rasor and Davis, the terms of which commenced on October 25, 2013 and will terminate on December 31, 2017. Each of the agreements provides for an automatic one-year renewal period, unless either party provides notice to the other of its intent not to renew the agreement. The employment agreements provide for a base salary of $325,000, $305,000, and $305,000, for each of Messrs. Barag, Rasor and Davis, respectively. Pursuant to the employment agreements, the Company will provide or pay for health benefits for each of the executives, and the executives are entitled to participate in all incentive, savings and retirement plans and programs available to senior executives of the Company.

The employment agreements provide for certain severance benefits if the executive’s employment is terminated by the Company without cause or if the executive resigns for good reason, as follows:

•	severance equal to two times his then-current base salary, payable in installments over a 24-month period, or, if the termination occurs during the period commencing 90 days prior to a change in control and concluding on the one-year anniversary of a change in control, severance equal to three times his then-current base salary, payable in a single lump sum;

•	for Messrs. Barag and Davis, monthly payments for 18 months equal to the excess of (i) the COBRA cost of group health benefits over (ii) the active employee rate for such coverage, except that the Company’s obligation to provide this benefit will end if the executive becomes employed by another employer that provides him with group health benefits, and for Mr. Rasor, 18 monthly payments of $1,413; and

•	expiration of the restrictions on the executive’s outstanding equity awards that expire solely on the executive’s continuous service with the Company, accelerated vesting of all of the executive’s outstanding equity awards that vest based on continuous service with the Company, and, to the extent any awards held by the executive are exercisable in nature, the executive may exercise such awards through the end of the term of such award.

In order to receive the severance benefits, the executive must sign and not revoke a release of claims and comply with the restrictive covenants in his employment agreement. Each of the employment agreements contains noncompetition, employee nonsolicitation and customer nonsolicitation covenants that apply during the executive’s employment and for two years after termination of executive’s employment during the term of the employment agreement, as well as covenants regarding confidentiality and ownership of property.

The employment agreements do not provide for any severance benefits in the event of the executive’s termination (i) by the Company for cause, (ii) by the executive without good reason, or (iii) by reason of his death or disability except that, in the event of the executive’s death or disability, his outstanding equity awards that vest based on continuous service with the Company will become fully-vested. In addition, the employment agreements provide that if any payments or benefits would be subject to the excise tax imposed on “parachute payments” under Section 4999 of the Internal Revenue Code of 1896, as amended (the “Code”), the payments will be limited to the maximum amount that could be paid without triggering the excise tax.

Equity Awards. The following chart summarizes the equity awards that Messrs. Barag, Rasor and Davis have received in connection with the commencement of their employment with the Company.

	Time-Based Restricted Shares (1)	Performance-Based Restricted Shares (2)	IPO RSUs (3)
Jerry Barag	13,200	19,800	39,000
John F. Rasor	10,400	15,600	26,000
Brian M. Davis	10,400	15,600	26,000

(1)	On November 4, 2013, Messrs. Barag, Rasor and Davis received shares of restricted Class A common stock that vest in approximately equal annual installments on each of December 31, 2014, December 31, 2015, December 31, 2016, and December 31, 2017, subject to the executive’s continued employment with the Company on each vesting date, or on the earlier occurrence of a change in control or the executive’s termination of employment (i) by the Company without cause, (ii) by the executive for good reason, or (iii) by reason of the executive’s death or disability.
(2)	On December 13, 2013, Messrs. Barag, Rasor and Davis received shares of restricted Class A common stock that will vest based upon achievement of corporate performance goals for 2014 related to funds from operations /cash available for distribution, accretive acquisitions and stock price performance and individual performance goals for 2014, and the earned shares will vest on December 31, 2017, subject to the executive’s continued employment with the Company on that date. In the event of a change in control, these shares will vest as of the date of the change in control. These restricted shares will be granted on or prior to December 13, 2013.
(3)	The restricted stock units vested and converted to shares of Class A common stock on December 17, 2013. The shares underlying the restricted stock units are subject to a mandatory holding period, pursuant to which the executive must hold, on an after-tax basis, 100% of the shares through the first anniversary of the date of grant, two-thirds of the shares through the second anniversary of the date of grant and one-third of the shares through the third anniversary of the date of grant. During the holding period, the executive may not sell, pledge, encumber or hypothecate the shares to or in favor of any party other than the Company, or subject the shares to any lien, obligation, or liability of another party other than the Company. The holding period will expire immediately upon termination of the executive’s employment (i) by the Company without cause, (ii) by the executive for good reason, or (iii) by reason of the executive’s death or disability.

Directors Compensation Program for 2013

During 2013, the Company’s independent directors received the following compensation pursuant to the independent directors’ compensation plan, or the director plan, which operates as a sub-plan of the Company’s long-term incentive plan:

Cash Compensation. Each of the Company’s independent directors received:

•	an annual retainer of $20,000;

•	$2,000 per regularly scheduled board meeting attended;

•	$1,500 per regularly scheduled committee meeting attended (committee chairpersons receive an additional $500 per committee meeting for serving in that capacity); and

•	$250 per special board meeting attended whether held in person or by telephone conference.

All Special Committee members received a $5,000 stipend; the Special Committee chair received an additional $5,000 for $10,000 total. All directors received reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors.

Equity Compensation. Each independent director elected or appointed to the Company’s board on or after November 13, 2009 received a grant of 1,000 shares of restricted stock upon his initial election or appointment. Upon each subsequent re-election to the board, each independent director received a subsequent grant of 400 shares of restricted stock. The shares of restricted stock vest in thirds on each of the first three anniversaries of the date of grant. As of December 31, 2013, the Company had granted 9,600 shares of restricted stock to its independent directors, 3,467 shares of which had vested and approximately 1,467 shares of which were forfeited upon the resignation of two independent directors from the Company’s board.

Director Compensation Program for 2014

On October 24, 2013, the Company’s board adopted the Amended and Restated Independent Director Compensation Plan, which was further amended and restated on February 10, 2014. The terms of the Amended and Restated Independent Director Compensation are described below.

Cash Compensation. Effective January 1, 2014, each of the Company’s independent directors (other than a member of the Audit Committee) will receive an annual cash retainer of $50,000 and members of the Audit Committee will receive an annual cash retainer of $54,000.

In addition, each of the chairs of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee will receive a supplemental cash retainer of $10,000, $7,500 and $5,000, respectively, and any non-executive chair of the board will receive a supplemental cash retainer of $20,000. A director may choose receive his or her cash retainers in shares of the Company’s common stock. The independent directors will not receive any fees for attendance at meetings of the board or committees thereof.

Equity Compensation. Effective January 1, 2014, each of the Company’s independent directors will receive, on the third business day following the date on which the Company files its annual report on Form 10-K with the SEC, a number of restricted shares having a value of $30,000 on the grant date. The number of restricted shares granted to each independent director will be determined by dividing $30,000 by the fair market value per share of the Company’s common stock on the grant date. The restricted shares will vest in thirds on each of the first three anniversaries of the grant, subject to the independent director’s continued service on the board on each such date, or on the earlier occurrence of a change in control of the Company or the independent director’s death, disability or termination with cause.

Stock Ownership Guidelines for Independent Directors

On October 24, 2013, the Company’s board adopted stock ownership guidelines for the independent directors which require that each independent director own shares of the Company’s common stock having a value of four times his or her annual cash retainer. Each director must meet the stock ownership guidelines by the later of October 25, 2018, or the fifth anniversary of his or her election to the board. Until the ownership guidelines are met, or at any time the director is not in compliance with the guidelines, he or she must retain 100% of any shares received from the Company for service on the board, with an exception for shares sold for the limited purposes of paying the exercise price, in the case of stock options, or satisfying any applicable tax liability related to the award.

Amended and Restated 2005 Long-Term Incentive Plan

The Company maintains the Amended and Restated CatchMark Timber Trust, Inc. 2005 Long-Term Incentive Plan, or the 2005 LTIP, the material terms of which are described below. The 2005 LTIP was originally adopted in 2005, and was amended and restated in its current form by the board effective as of October 25, 2013. The purpose of the 2005 LTIP is to promote the Company’s success by linking the personal interests of the employees, officers, directors and consultants to those of the Company’s stockholders, and by providing participants with an incentive for outstanding performance.

Permissible Awards. The 2005 LTIP authorizes the Compensation Committee to grant awards in any of the following forms:

•	Options to purchase shares of the Company’s common stock, which may be nonstatutory stock options or incentive stock options under the Code. The exercise price of an option granted under the 2005 LTIP may not be less than the fair market value of the Company’s common stock on the date of grant. Stock options granted under the 2005 LTIP may not have a term longer than ten years.

•	Stock appreciation rights, or SARs, which give the holder the right to receive the excess, if any, of the fair market value of one share of the Company’s common stock on the date of exercise, over the base price of the stock appreciation right. The base price of a SAR may not be less than the fair market value of the Company’s common stock on the date of grant. SARs granted under the 2005 LTIP may not have a term longer than ten years.

•	Restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Company’s Compensation Committee.

•	Restricted stock units, which represent the right to receive shares of the Company’s common stock (or an equivalent value in cash or other property) in the future, based upon the attainment of stated vesting or performance goals set by the Compensation Committee.

•	Deferred stock units, which represent the right to receive shares of the Company’s common stock (or an equivalent value in cash or other property) in the future, generally without any vesting or performance restrictions.

•	Performance-based cash awards, which represent the right to receive cash in the future, based on attainment of stated performance goals set by the Compensation Committee.

•	Other stock-based awards in the discretion of the Compensation Committee, including unrestricted stock grants.

All awards will be evidenced by a written award certificate between the Company and the participant, which will include such provisions as may be specified by the Compensation Committee. Dividend equivalent rights, which entitle the participant to payments in cash or property calculated by reference to the amount of dividends paid on the shares of stock underlying an award, may be granted with respect to awards other than options or SARs.

Awards to Non-Employee Directors. Awards granted under the 2005 LTIP to the Company’s non-employee directors will be made only in accordance with the terms, conditions and parameters of a plan, program or policy for the compensation of non-employee directors as in effect from time to time. The Compensation Committee may not make discretionary grants under the 2005 LTIP to non-employee directors.

Shares Available for Awards; Adjustments. Subject to adjustment as provided in the 2005 LTIP, the aggregate number of shares of the Company’s common stock reserved and available for issuance as of December 6, 2013, pursuant to awards granted under the 2005 LTIP, was as follows: 1,021,847 shares of Class A common stock; 48,847 shares of Class B-1 common stock; 48,847 shares of Class B-2 common stock; and 48,847 shares of Class B-3 common stock. Pursuant to their terms, each class of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis on certain dates in the future. Upon such conversion, the number of shares of such class of Class B common stock previously reserved and available for issuance under the 2005 LTIP will automatically convert and be reallocated to Class A common stock. No awards with respect to Class B common stock may be granted after October 25, 2013.

Administration. The 2005 LTIP will be administered by the Compensation Committee. The Compensation Committee will have the authority to grant awards; designate participants; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2005 LTIP; and make all other decisions and determinations that may be required under the 2005 LTIP. The board may at any time administer the 2005 LTIP. If it does so, it will have all the powers of the Compensation Committee under the 2005 LTIP. In addition, the board or Compensation Committee may expressly delegate to a special committee some or all of the Compensation Committee’s authority, within specified parameters, to grant awards to eligible participants who, at the time of grant, are not executive officers.

Limitations on Transfer; Beneficiaries. No award will be assignable or transferable by a participant other than by will or the laws of descent and distribution or, except in the case of an incentive stock option, pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such section applied to an award under the 2005 LTIP; provided, however, that the Compensation Committee may permit other transfers where the Compensation Committee concludes that such transferability does not result in accelerated taxation, does not cause any option intended to be an incentive stock option to fail to qualify as such, and is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, any state or federal tax or securities laws or regulations applicable to transferable awards. A participant may, in the manner determined by the Compensation Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award upon the participant’s death.

Treatment of Awards upon a Participant’s Death or Disability. Unless otherwise provided in an award certificate or any special plan document governing an award, upon the termination of a participant’s service due to death or disability:

•	each of that participant’s outstanding options, SARs and other awards in the nature of rights that may be exercised will become vested and fully exercisable as of the date of termination;

•	all time-based vesting restrictions on outstanding awards will lapse as of the date of termination; and

•	the target payout opportunities under each of that participant’s outstanding performance awards will be deemed to have been earned based upon an assumed achievement of all relevant performance goals at the “target” level, if the date of termination occurs during the first half of the applicable performance period, or at the actual level of achievement, if the date of termination occurs during the second half of the applicable performance period, and there will be a pro rata payout to the participant or his or her estate within 30 days following the date of termination.

Treatment of Awards upon a Change in Control. Unless otherwise provided in an award certificate or any special plan document governing an award:

(A)	upon the occurrence of a change in control of the Company in which awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control in a manner approved by the Compensation Committee or board:

•	all outstanding options, SARs and other awards in the nature of rights that may be exercised will become fully vested;

•	all time-based vesting restrictions on outstanding awards will lapse as of the date of the change in control; and

•	the target payout opportunities under each of that participant’s outstanding performance awards will be deemed to have been earned based upon an assumed achievement of all relevant performance goals at the “target” level, if the change in control occurs during the first half of the applicable performance period, or at the actual level of achievement, if the change in control occurs during the second half of the applicable performance period, and there will be a prorata payout to the participant or his or her estate within 30 days following the change in control, and

(B)	with respect to awards assumed by the surviving entity or otherwise equitably converted or substituted in connection with a change in control, if within two years after the effective date of the change in control, a participant’s employment is terminated without “cause” or the participant resigns for “good reason” (as such terms are defined in the 2005 LTIP), then:

•	all outstanding options, SARs and other awards in the nature of rights that may be exercised will become fully vested;

•	all time-based vesting restrictions on outstanding awards will lapse as of the date of the change in control; and

•	the target payout opportunities under each of that participant’s outstanding performance awards will be deemed to have been earned based upon an assumed achievement of all relevant performance goals at the “target” level, if the date of termination occurs during the first half of the applicable performance period, or at the actual level of achievement, if the date of termination occurs during the second half of the applicable performance period, and there will be a prorata payout to the participant or his or her estate within 30 days following the date of termination.

Discretionary Acceleration. The Compensation Committee may, in its discretion, accelerate the vesting and/or payment of any awards for any reason. The Compensation Committee may discriminate among participants or among awards in exercising such discretion.

Anti-dilution Adjustments. In the event of a nonreciprocal transaction between the Company and its stockholders that causes the per-share value of the Company’s common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits and annual award limits under the 2005 LTIP will be adjusted proportionately, and the Compensation Committee shall make such adjustments to the 2005 LTIP and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. In the event of a stock split, a stock dividend, or a combination or consolidation of the outstanding shares of the Company’s common stock into a lesser number of shares, the authorization limits and annual award limits under the 2005 LTIP will automatically be adjusted proportionately, and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

Termination and Amendment. The 2005 LTIP will terminate on October 25, 2023, the tenth anniversary of its most recent approval by the board, unless earlier terminated by the board or Compensation Committee. The board or Compensation Committee may, at any time and from time to time, terminate or amend the 2005 LTIP, but if an amendment to the 2005 LTIP would constitute a material amendment requiring stockholder approval under applicable listing requirements, laws, policies or regulations, then such amendment will be subject to stockholder approval. No termination or amendment of the 2005 LTIP may adversely affect any award previously granted under the 2005 LTIP without the written consent of the participant. Without the prior approval of the Company’s stockholders, and except as otherwise permitted by the antidilution provisions of the 2005 LTIP, the 2005 LTIP may not be amended to directly or indirectly reprice, replace or repurchase “underwater” options or SARs.

The Compensation Committee may amend or terminate outstanding awards. However, such amendments may require the consent of the participant and, unless approved by the stockholders or otherwise permitted by the antidilution provisions of the 2005 LTIP, (i) the exercise price or base price of an option or SAR may not be reduced, (ii) an option or SAR may not be cancelled in exchange for other awards when the exercise or base price of the original options or SARs, respectively, exceeds the fair market value of the underlying shares, (iii) the Company may not take any other action with respect to an option or SAR that may be treated as a repricing under the rules of the exchange, and (iv) the original term of an option or SAR may not be extended.

Prohibition on Repricing. As indicated above under “Termination and Amendment,” outstanding stock options and SARs cannot be repriced, directly or indirectly, without the prior consent of the Company’s stockholders.

Item 4. The Solicitation or Recommendation.

(a) Recommendation. The information set forth in the letter to stockholders, dated February 19, 2014 (the “Letter to Stockholders”) a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the CMG Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the CMG Offer.

Item 6. Interest in Securities of the Subject Company.

Except as described below, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company, its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Class A Common Stock	Price per Share
Company	01/10/2014	Overallotment Option Amended and Restated	1,578,947	$13.50 (less underwriting discounts and commissions)
Willis J. Potts, Jr. (1)	02/10/2014	Independent Director Compensation Plan	467.814	$ 13.36

(1)	Fully-vested shares of the Company’s Class A Common Stock, pursuant to, and subject to the terms and conditions of, the CatchMark Timber Trust, Inc. Amended and Restated Independent Director Compensation Plan. The number of shares of Class A Common Stock granted was determined by dividing $6,250 (one-quarter of the 2014 supplemental cash retainer) by $13.36 (the closing price of the Class A Common Stock on the New York Stock Exchange on February 10, 2014).

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to a tender offer or other acquisition of the Shares by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the CMG Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the CMG Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9, including the information incorporated herein by reference, may contain forward-looking statements regarding, among other things, the future value of the Shares. Forward-looking statements include, but are not limited to, statements that represent the Company’s beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Company’s control or are subject to change, actual results could be materially different. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot guarantee that it will achieve or realize these plans, intentions or expectations. Factors that could cause the Company not to realize its plans, intentions or expectations include, but are not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s final prospectus filed with the SEC on December 12, 2013, the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 and the Company’s Quarterly Reports on Form 10-Q filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9. Except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statements contained in this Schedule 14D-9.

Item 9. Exhibits.

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CATCHMARK TIMBER TRUST, INC.

Date: February 19, 2014	/s/ Brian M. Davis
Name: Brian M. Davis
Title: Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description

(a)(2)*	Letter to Stockholders of the Company, from Brian M. Davis, Senior Vice President and Chief Financial Officer of the Company dated as of February 19, 2014.

(e)(1)	Preferred Stock Redemption Agreement by and among CatchMark Timber Trust, Inc., Wells Real Estate Funds, Inc., Leo F. Wells, III and Douglas P. Williams (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-11 (File No. 333-191322) filed on September 23, 2013 (the “Initial S-11 Registration Statement”))

(e)(2)	Amendment to the Preferred Stock Redemption Agreement dated as of September 20, 2013 by and among CatchMark Timber Trust, Inc., Wells Real Estate Funds, Inc., Leo F. Wells, III and Douglas P. Williams (incorporated by reference to Exhibit 10.5 to the Initial S-11 Registration Statement)

(e)(3)	Amendment No. 2 to the Preferred Stock Redemption Agreement by and among CatchMark Timber Trust, Inc., Wells Real Estate Funds, Inc., Leo F. Wells, III and Douglas P. Williams (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed on October 30, 2013 (the “2013 Third Quarter Form 10-Q”))

(e)(4)	Amended and Restated 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (File No. 333-191916) filed on October 25, 2013 (the “Form S-8 Registration Statement”))

(e)(5)	Second Amended and Restated Independent Directors Compensation Plan (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the year ended December 31, 2009 filed on March 26, 2010)

(e)(6)	CatchMark Timber Trust, Inc. Amended and Restated 2005 Independent Directors Compensation Plan (Effective January 1, 2014) (incorporated by reference to Exhibit 10.3 to the Form S-8 Registration Statement)

(e)(7)	CatchMark Timber Trust, Inc. Amended and Restated Independent Director Compensation Plan (Effective February 10, 2014) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on February 19, 2014)

(e)(8)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.12 to the Initial S-11 Registration Statement)

(e)(9)	Employment Agreement by and between CatchMark Timber Trust, Inc. and Jerry Barag (incorporated by reference to Exhibit 10.9 to the 2013 Third Quarter Form 10-Q)

(e)(10)	Employment Agreement by and between CatchMark Timber Trust, Inc. and John F. Rasor (incorporated by reference to Exhibit 10.10 to the 2013 Third Quarter Form 10-Q)

(e)(11)	Employment Agreement by and between CatchMark Timber Trust, Inc. and Brian M. Davis (incorporated by reference to Exhibit 10.11 to the 2013 Third Quarter Form 10-Q)

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company and filed herewith.